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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

February 25, 2004

Filed on SEDAR

British Columbia Securities Commission

Finance Reporting

Pacific Centre

P.O. Box 10142

701 West Georgia Street

Vancouver, British Columbia  V7L 1L8

Dear Sir/Madam:

Re:

Rimfire Minerals Corporation (the "Company")

Multilateral Instrument 45-102

This will confirm that Rimfire Minerals Corporation has filed an Annual Information Form (“AIF”) pursuant to Multilateral Instrument 45-102. This annual information form has been filed today under SEDAR Project #00615776.  We hereby provide notice pursuant to paragraph 3.1(2) of the Instrument of Rimfire Minerals’ intention to rely on the AIF as a current AIF under the Instrument.

Technical reports required by Instrument 43-101 have been previously filed under SEDAR Project #0561018 dated July 31, 2003, SEDAR Projects #00615501 and #00615555 dated February 23, 2004. The updated consent of other experts for previously filed reports is filed under the same project as this letter.

We trust you will find the foregoing in order and as required. If you have any questions, please contact the undersigned or David A. Caulfield at (604) 669-6660.

Yours truly,

RIMFIRE MINERALS CORPORATION

“signed”

Dorothy Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

February 25, 2004